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SEC FILE NUMBER
8 - 52282

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Southern Trust Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 Almeria Avenue
(No. and Street)

Coral Gables,	Florida	33134
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert J. Escobio, President — (305) 446-4800
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Road	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Robert J. Escobio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Southern Trust Securities, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public


CHRISTIE CAMPOS
MY COMMISSION # DD 692751
EXPIRES: July 5, 2011
Bonded Thru Notary Public Underwriters

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2009

SOUTHERN TRUST SECURITIES, INC.

CONTENTS

Certified
Public
Accountants

Rothstein, Kass & Company, P.C.
4 Becker Farm Road
Roseland, NJ 07068
tel 973.994.6666
fax 973.994.0337
www.rkco.com

Beverly Hills
Dallas
Denver
Grand Cayman
Irvine
New York
Roseland
San Francisco
Walnut Creek

Rothstein Kass

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Southern Trust Securities, Inc.

We have audited the accompanying statement of financial condition of Southern Trust Securities, Inc. (the "Company") as of December 31, 2009. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Southern Trust Securities, Inc. as of December 31, 2009, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the consolidated statement of financial condition. The supplementary information listed in the accompanying table of contents is presented for purposes of additional analysis and is not a required part of the consolidated statement of financial condition, but is supplementary information required by Regulation 1.16 under the Commodity Exchange Act. Such information has been subjected to the auditing procedures applied in the audit of the consolidated statement of financial condition and, in our opinion, is fairly stated, in all material respects, in relation to the consolidated statement of financial condition.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
March 29, 2010

SOUTHERN TRUST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2009

ASSETS		
Cash and cash equivalents	$	53,826
Securities owned, at fair value, including restricted securities of $400,000		1,139,273
Commissions receivable		13,361
Due from clearing broker		585
Property and equipment, net		66,334
Due from related parties		25,581
Other assets		22,529
	$	1,321,489
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	174,371
Note payable		316,895
Obligation under capital lease		9,609
		500,875
Stockholder's equity		
Common stock, $100,000 par value, 1,000 shares authorized, 3.45 shares issued and outstanding		345,000
Additional paid-in capital		5,728,365
Accumulated deficit		(5,252,751)
		820,614
	$	1,321,489

See accompanying notes to financial statement.

1. Nature of operations

Southern Trust Securities, Inc. (the "Company"), a Florida Corporation, was organized on June 10, 1999. The Company is registered as an introducing broker/dealer with the Securities and Exchange Commission ("SEC"), is a member of the National Futures Association ("NFA") and the Financial Industry Regulatory Authority ("FINRA").

The Company is an introducing broker clearing customer trades on a fully disclosed basis through a clearing firm. Under this basis, it forwards all customers transactions to another broker who carries all customers' accounts and maintains and preserves books and records. The Company's operations also consist of providing investment banking services.

The Company is a wholly-owned subsidiary of Southern Trust Securities Holding Corp. ("STSHC").

2. Liquidity

During the year ended December 31, 2009, the Company incurred a net loss of approximately $817,000, exclusive of the forgiveness of the loan receivable from parent, and utilized cash in operations of approximately $430,000. The Company has not attained a level of revenues sufficient to support recurring expenses.

Should the Company revenues decline from their current levels the Company will need to seek alternative sources of funding to continue its operations.

3. Summary of significant accounting policies

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on March 29, 2010. Subsequent events have been evaluated through this date.

Cash and Cash Equivalents

The Company considers short-term interest bearing investments with initial maturities of three months or less to be cash equivalents. Cash and cash equivalents consist of cash in banks, free credit on investment accounts and money market accounts.

Securities Owned

All securities owned are valued at market and unrealized gains and losses are reflected in revenues.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets which range from three to ten years. Repairs and maintenance are expensed as incurred while betterments and improvements are capitalized.

3. Summary of significant accounting policies (continued)

Valuation of Investments in Securities at Fair Value – Definition and Hierarchy (continued)

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined.

Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

3. Summary of significant accounting policies (continued)

Valuation Techniques

The Company values investment in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Government Bonds

The fair value of sovereign government bonds is generally based on quoted prices in active markets. When quoted prices are not available, fair value is determined based on a valuation model that uses inputs that include interest-rate yield curves, cross-currency-basis index spreads, and country credit spreads similar to the bond in terms of issuer, maturity and seniority. At December 31, 2009 all government bonds are categorized as level 1.

Certificate of Deposits

The fair value of the bank certificate of deposits is based on the face value of the certificate of deposits.

Derivative Contracts

The Company records its derivative activities at fair value. Gains and losses from derivative contracts are included in trading income in the statement of operations. Derivative contracts include future and option contracts related to foreign currencies, government bonds and other securities.

The fair value of the derivate contacts traded by the Company are generally based on quoted prices in active markets on national exchanges. The derivative contracts, such as options and futures, which are listed on a national securities exchange or reported on the NASDAQ national market, are generally categorized in Level 1 of the fair value hierarchy.

Offsetting of Amounts Related to Certain Contracts

The Company has elected to offset fair value amounts recognized for cash collateral receivables and payables against fair value amounts recognized for net derivative positions executed with the same counterparty under the same master netting arrangement. At December 31, 2009, the Company offset cash collateral receivables of $132,481 against its net derivative positions.

Revenue and Expense Recognition from Securities Transactions

The Company records all securities transactions, including commission revenue and related expenses, on a trade-date basis.

Investment Banking Fees

Investment banking fees include fees, net of syndication expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned in providing financial advisory services. These revenues are recorded in accordance with the terms of the investment banking agreements.

3. Summary of significant accounting policies (continued)

Income Taxes

The Company's taxable income or loss is included in the consolidated income tax returns of STSHC. Current and deferred income taxes are allocated to the members of the consolidated group as if each member were a separate taxpayer.

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. state and local jurisdictions. Generally the Company is no longer subject to income tax examinations by major taxing authorities for years before 2006. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce net assets. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. It must be applied to all existing tax positions upon initial adoption and the cumulative effect, if any, is to be reported as an adjustment to stockholder's equity as of January 1, 2009. Based on its analysis, the Company has determined that the adoption of this policy did not have a material impact on the Company's financial statements upon adoption. However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

Interest and Penalty Recognition on Unrecognized Tax Benefits

The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses.

Recently Adopted Accounting Pronouncements

In August 2009, the FASB issued guidance on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. The Company adopted the guidance in 2009, and there was no material impact on the Company's financial statements or related footnotes.

3. Summary of significant accounting policies (continued)

Recently Adopted Accounting Pronouncements (continued)

In June 2009, the FASB issued the FASB Accounting Standards Codification (the "Codification") and a new Hierarchy of Generally Accepted Accounting Principles which establishes only two levels of GAAP: authoritative and nonauthoritative. The Codification is now the source of authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in conformity with GAAP, except for rules and interpretive releases of the SEC, which are additional sources of authoritative GAAP for SEC registrants. All other nongrandfathered, non-SEC accounting literature not included in the Codification will become nonauthoritative. The Codification is effective for financial statements for interim or annual reporting periods ending after September 15, 2009. The Company adopted the new guidelines and numbering system prescribed by the Codification when referring to GAAP in the third quarter of 2009. The application of the Codification did not have an impact on the Company's financial statements; however, all references to authoritative accounting literature will now be references in accordance with the Codification.

In May 2009, the FASB issued authoritative guidance for subsequent events, which establishes general standards of accounting for and disclosures of events that occur after the balance sheet date but before the financial statements are issued or are available to be issued. The guidance sets forth the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements. The guidance also requires the disclosure of the date through which an entity has evaluated subsequent events and whether this date represents the date the financial statements were issued or were available to be issued. The Company adopted this guidance in 2009 with no significant impact on the Company's financial statements or related footnotes.

In April 2009, the FASB provided additional guidance for estimating fair value, when the volume and level of activity for the asset or liability have significantly decreased. This additional guidance re-emphasizes that regardless of market conditions the fair value measurement is an exit price concept and clarifies and includes additional factors to consider in determining whether there has been a significant decrease in market activity for an asset or liability. This guidance also provides additional clarification on estimating fair value when the market activity for an asset or liability has declined significantly. The scope of this guidance does not include assets and liabilities measured under quoted prices in active markets. This guidance is applied prospectively to all fair value measurements where appropriate and will be effective for interim and annual periods ending after June 15, 2009. The adoption of the provisions of this guidance did not have any material impact on the Company's financial statements.

In April 2009, FASB issued guidance, which amends U.S. GAAP to require entities to disclose the fair value of financial instruments in all interim financial statements. The additional requirements of this guidance also require disclosure of the method(s) and significant assumptions used to estimate the fair value of those financial instruments. Previously, these disclosures were required only in annual financial statements. The additional requirements of this guidance are effective for interim reporting periods ending after June 15, 2009. The adoption of the additional requirements did not have any financial impact on the Company's financial statements.

3. Summary of significant accounting policies (continued)

Recently Issued Accounting Standards

In January 2010, the FASB issued an *Accounting Standards Update* to require new disclosures related to transfers into and out of Levels 1 and 2 of the fair value hierarchy and additional disclosure requirements related to Level 3 measurements. The guidance also clarifies existing fair value measurement disclosures about the level of disaggregation and about inputs and valuation techniques used to measure fair value. The additional disclosure requirements are effective for the first reporting period beginning after December 15, 2009, except for the additional disclosure requirements related to Level 3 measurements, which are effective for fiscal years beginning after December 15, 2010. The adoption of the additional requirements is not expected to have any financial impact on the Company's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities at the date of the financial statements, as well as their related disclosures. Such estimates and assumptions also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. Securities owned

The balance of securities owned consisted of the following at December 31, 2009:

Certificate of deposit	$ 200,000
U.S. Government obligations	562,878
Money market	200,000
Futures account	150,543
Equity securities	25,852
	$ 1,139,273

5. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy in accordance with GAAP guidance for fair value measurement. See Note 3 for a discussion of the Company's policies regarding this hierarchy.

5. Fair value measurements (continued)

The Company's financial assets and liabilities measured at fair value on a recurring basis include those securities classified as securities owned on the statement of financial condition.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2009:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (level 2)	Significant Unobservable Inputs (Level 3)	Collaterial Held at Broker	Balance as of December 31, 2009
Assets					
Securities owned, at fair value:					
Certificates of deposits	$ 200,000	$ -	$ -	$ -	$ 200,000
U.S. Government obligations	562,878				562,878
Money market	200,000				200,000
Options and futures	18,062			132,481	150,543
Equity securities	25,852				25,852
	$ 1,006,792	$ -	$ -	$ 132,481	$ 1,139,273

6. Derivative contracts

In the normal course of business, the Company utilizes derivative contracts in connection with its proprietary trading activities. Investments in derivative contracts are subject to additional risks that can result in a loss of all or part of an investment. The Company's derivative activities and exposure to derivative contracts are classified by the following primary underlying risks: interest rate, credit, foreign currency exchange rate, commodity price, and equity price risks. In addition to its primary underlying risks, the Company is also subject to additional counterparty risk due to inability of its counterparties to meet the terms of their contracts.

Options

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. Option contracts give the Company the right, but not the obligation, to buy or sell within a limited time, a financial instrument, commodity or currency at a contracted price that may also be settled in cash, based on differentials between specified indices or prices.

The Company is exposed to counter-party risk from the potential that a seller of an option contract does not sell or purchase the underlying asset as agreed under the terms of the option contract. The maximum risk of loss from counterparty risk to the Company is the fair value of the contracts and the premiums paid to purchase its open option contracts. The Company considers the credit risk of the intermediary counterparty to its option transactions in evaluating potential credit risk.

6. Derivative contracts (continued)

Futures Contracts

The Company is subject to equity price risk in the normal course of pursuing its investment objectives. The Company may use futures contracts to gain exposure to, or hedge against, changes in the value of equities. A futures contract represents a commitment for the future purchase or sale of an asset at a specified price on a specified date.

Volume of Derivative Activities

At December 31, 2009, the volume of the Company's derivative activities based on the number of contracts held, categorized by primary underlying risk, are as follows:

Primary underlying risk	Number of long call contracts	Number of long put contracts	Number of short call contracts
Equity price			
Options and futures	12	16	16

Impact of Derivatives on the Statement of Financial Condition and Statement of Operations

The following table identifies the fair value amounts of derivative instruments included in the statement of financial condition as securities owned, categorized by primary underlying risk, at December 31, 2009. The following table also identifies the net gain and loss amounts included in the statement of operations as trading income, categorized by primary underlying risk, for the year ended December 31, 2009.

Primary underlying risk	Derivative assets	Amount of gain (loss)
Equity price		
Options and futures	$ 18,062	$ 17,461
Total	$ 18,062	$ 17,461

7. Property and equipment

Property and equipment consisted of the following at December 31, 2009:

Furniture and fixtures	$ 72,179
Office equipment	33,041
Capitalized leases	17,543
	122,763
Less: accumulated depreciation	(56,429)
	$ 66,334

Depreciation expense for the year ended December 31, 2009 was $21,813.

8. Related party transactions

Loan Agreements

The Company has advanced funds to its parent since 2005 under a loan agreement. The original principal amount of the loan was $1,000,000, but has been increased by periodic advances from the Company to its parent since inception. The loan calls for interest payments to be made annually at the end of each year, however, the Company has deferred payment of the accrued interest by its parent until the earlier of such time the parent raises additional capital or the maturity date of the loan. Interest income pertaining to the loan was approximately $294,000 for the year ended December 31, 2009. At December 31, 2009, the Company decided to forgive the loan receivable to its parent, including all accrued interest.

The Company leases its Coral Gables, FL office from its parent under a five year operating lease agreement, expiring in April 2012, which provides for monthly payments of base rent and quarterly payments of operating expenses. The lease also provides for increases in base rent on each of its anniversary dates and operating expenses are determined based on actual costs incurred by STSHC on the property. Approximate future aggregate annual base rental payments under the lease for the years ending December 31 are as follows:

2010	$ 94,000
2011	96,000
2012	32,000
	$ 222,000

8. Related party transactions (continued)

Total rent expense under this lease agreement for the year ended December 31, 2009 was approximately $91,000 in base rent and $54,000 in operating expenses.

Administrative Support

The Company provides certain administrative support services to Southern Trust Securities Asset Management, Inc. ("STSAM"), a wholly-owned subsidiary of STSHC. STSAM owed the Company $15,129 at December 31, 2009 which is included in "due from related parties".

9. Note payable

The Company entered into a promissory note agreement with a financial institution in July 2005 for $400,000. The note bears interest at 5.93% per annum, is payable in monthly installments of $3,379, including interest through July 2020. The note is secured by a certificate of deposit and a money market fund in custody with the financial institution, with a total value of $400,000. Maturities of the note payable are approximately as follows:

For the year ending December 31,	
2010	$ 22,100
2011	23,500
2012	24,900
2013	26,500
2014	28,300
Thereafter	191,600
Total	$ 316,900

In February 2010, the Company paid off the remaining balance of the note payable with the financial institution. As a result of the payoff, the remaining balance of the restricted certificate of deposit and money market after the payoff, approximately $80,000, became unrestricted investments for the Company.

10. Income taxes

The Company files consolidated tax returns with its parent. In accordance with GAAP, allocation of the consolidated income tax expense is necessary when separate financial statements are prepared for the affiliates. As a result, the Company uses a method that allocates current and deferred taxes to members of the consolidated group by applying the liability method to each member as if it were a separate taxpayer.

At December 31, 2009, the Company had net operating loss ("NOL") carry-forwards for federal and state income purposes approximating $3,064,000. These losses are available for future years and expire through 2029. Utilization of these losses may be severely or completely limited if the Company undergoes an ownership change pursuant to Internal Revenue Code Section 382.

10. Income taxes (continued)

The deferred tax asset at December 31, 2009 is summarized as follows:

Deferred tax assets:	
Net operating loss carryforwards	$ 845,200
Other	12,180
Deferred tax assets	857,380
Less: Valuation allowance	(857,380)
Net deferred tax asset	$ -

A reconciliation of income tax expense computed at the U.S. federal, state and local statutory rates and the Company's effective tax rate is as follows:

Statutory federal income tax expense	(34) %
State and local income tax (net of federal benefits)	(4)
Valuation allowance	38
	- %

The Company has taken a 100% valuation allowance against the deferred tax asset attributable to the NOL carry-forwards of $3.064 million at December 31, 2009, due to the uncertainty of realizing the future tax benefits.

11. Employee benefit plan

The Company has established a retirement and savings plan for the benefit of employees who have at least one hour of service and have attained the age of 21 years. Under the provisions of the plan, participants may contribute up to 25 percent of their compensation up to the IRS prescribed limit. The Company has the option of matching a percentage of employee contributions. The Company did not make any matching contributions to the plan in 2009.

12. Net capital requirement

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the Commodity Futures Trading Commission's minimum financial requirements which require that the Company maintain net capital, as defined for securities brokers and dealers, equal to or in excess of the greater of $45,000 or the amount of net capital required by the SEC Rule 15c3-1. At December 31, 2009, the Company's net capital was approximately $572,000 which was approximately $472,000 in excess of its minimum requirement of $100,000.

13. Exemption from Rule 15c3-3

The Company is exempt from the SEC Rule 15c3-3 pursuant to the exemptive provision under sub-paragraph (k) (2) (ii) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

14. Concentration of risk

Off-balance Sheet Risk

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to a clearing broker on a fully-disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts. In addition, the receivable from clearing broker is pursuant to the clearance agreement.

In the normal course of business, the Company's customer activities involve the execution, settlement and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Credit Risk

The Company maintains its cash in financial institutions, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

15. Commitments and contingencies

Legal Claims

In the ordinary course of business, incidental to the Company's operations, the Company retains outside counsel to address claims with which the Company is involved. As of December 31, 2009, the Company was not aware of any legal proceedings, which management has determined to be material to its business operations; however, the Company has been named in the following three actions which it is vigorously defending and which actions, based on management's assessment in coordination with outside litigation counsel, the Company believes to be frivolous and without merit:

• Alistair T. Snowie, individually as a shareholder on behalf of American Ammunition, Inc. Plaintiff/Counter defendant v. J.A. Fernandez, Sr., individually, Andres Fernandez, individually, Emilo Jara, individually, Maria A. Fernandez, individually, and American Ammunition Inc., a Nevada corporation and nominal Defendant, Defendants/Counter plaintiffs/Third-Party Plaintiffs v. Streller Universal, S.A., a foreign corporation, La Terraza Trading Asset Management, Ltd., a foreign corporation, Glenda Mallow, individually and William Malloy, individually, Southern Trust Securities, Inc. f/k/a Capital Investment Services, Inc., Robert J. Escobio, individually and Susan Escobio, individually, Third-Party Defendants - In the Circuit Court in and for the Eleventh Judicial Circuit in and for Miami-Dade County, Florida, Case No.07-44328 CA 40. The Third Party Complaint in this action was initially filed against the Company on April 1, 2008. It was further amended on July 14, 2008. In the complaint, various causes of action are alleged relating to the Company's role related to an escrow account holding shares of American Ammunition, Inc. stock. American Ammunition, Inc. filed for bankruptcy relief in the United States Bankruptcy Court in the Southern District of Florida on September 23, 2008. The civil case, pending in Miami-Dade County Circuit Court, has been stayed as a result of American Ammunition, Inc. filing bankruptcy. A settlement was agreed upon in the bankruptcy proceeding where Southern Trust Securities, Inc. agreed and paid American Ammunition, Inc. $32,500 in full and complete settlement of all claims asserted against Third Party Defendants.

The United States Bankruptcy Court, Southern District of Florida, by Order dated December 8, 2009 approved the settlement agreed to between American Ammunition, Inc. and Southern Trust Securities, Inc. and Robert and Susan Escobio with Proposed Order of Dismissal and Prejudice, which was submitted to Judge Freeman in the Circuit Court case for entry of the Order of Dismissal with Prejudice. Upon entry of the Order of Dismissal with Prejudice, this case will be dismissed and concluded.

• Salvatore Frieri, individually and as beneficiary of the Robert J. Escobio and Salvador Frieri-Gallo Trust, Plaintiff v. Robert Escobio, individually and as trustee of the Robert J. Escobio and Salvador Frieri-Gallo Trust, Southern Trust Securities Holding Corporation and Southern Trust Securities, Inc f/k/a Capital Investment Services, Inc., Defendants, in the Circuit Court of the Eleventh Judicial Circuit In and For Miami-Dade County, Florida, Case No. 08-07586 CA 08. The initial complaint in this action was filed on February 12, 2008. An amended complaint was filed on October 14, 2008. The amended complaint attempts to plead various causes of action related to the purchase and sale by the Salvador Frieri-Gallo Trust of STSHC's stock in a private placement in 2005. The plaintiff seeks rescission of the transaction. Management does not believe there is any merit to plaintiff's claims and the case is in an early stage. Based on events to date, management believes the case may likely be dismissed just as a prior case based on the same facts brought by the plaintiff several years ago.

15. Commitments and contingencies (continued)

Legal Claims (continued)

In November 2008, the Company initiated legal action against two individuals and their related company. One of the individuals named in the suit is also an individual who has brought legal action against the Company, as discussed in the preceding paragraph. The Company's actions seek to recover compensation owed to it for work performed in connection with extensive financial and investment advice work, and services provided in preparation of a bid for Defendants regarding the restructuring, financing, investing, and acquisition of an interest in Aerovias Nacionales de Colombia S.A. Avianca ("Avianca S.A.") and its subsidiaries ("Avianca") in connection with Avianca's bankruptcy reorganization under Chapter 11 of the U.S. Bankruptcy Code. After serving one of the individuals and the related company, the Company moved for and obtained defaults against these two Defendants on September 17, 2009. These two Defendants moved to set aside the defaults against them, which the Court set aside on November 2, 2009. On December 11, 2009, these two Defendants filed a Motion to Dismiss based on alleged failure to join an indispensable party, the ACDAC (Pilot Association). We do not believe that motion has any merit. We continue to try to serve process on the second individual Defendant under a current extension for service until June 30, 2010. Based on information that is now available, the Company claims the Defendants owe it approximately $8.35 million dollars plus prejudgment interest from on or about January 2005. In the opinion of outside counsel, it is too early to predict the ultimate recovery from Defendants.

In April 2009, the Company entered into a confidential settlement agreement, through mediation, where the Company settled an outstanding legal claim. Due to the confidential nature of the settlement the amount of the settlement can not be disclosed, but the settlement amount did not have a material impact on the Company's operations or financial condition.

Capital Lease - Future Minimum Lease Payments

The Company leases certain office equipment under an agreement that is classified as a capital lease. At December 31, 2009 office equipment with a cost basis of $17,543 and accumulated depreciation of $9,356 is recorded under a capital lease.

The future minimum lease payments required under the capital lease and the present value of the net minimum lease payments as of December 31, 2009, are as follows:

For the year ending December 31,

	2010	$ 6,540
	2011	6,540
	2012	2,180
Total minimum lease payments		15,260
Less: Amount representing supplies and maintenance included in total amounts above		(4,060)
Net minimum lease payments		11,200
Less: Amount representing interest		(1,591)
Present value of net minimum lease payments		$ 9,609

SOUTHERN TRUST SECURITIES, INC.

SUPPLEMENTARY INFORMATION
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION AND REGULATION 1.17 OF THE COMMODITY FUTURES TRADING COMMISSION

December 31, 2009

Net capital		
Total stockholder's equity		$ 820,614
Less: non-allowable assets		
Other assets		22,529
Property and equipment, net		66,334
Securities not readily marketable		83,105
Due from related parties		25,581
		197,549
Net capital before haircuts		623,065
Less: securities haircuts		50,756
Net capital		$ 572,309
Aggregate indebtedness		$ 183,980
Computed minimum net capital required (6-2/3% of aggregate indebtedness)		$ 12,265
Minimum net capital required (under SEC Rule 15c3-1)		$ 100,000
Minimum net captial requirement (under CFTC Regulation 1.17) the greater of $45,000 or SEC Rule 15c3-1 minimum requirement		$ 100,000
Excess net capital		$ 472,309
Percentage of aggregate indebtedness to net capital	$ 183,980 / $ 572,309	32%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2009.